August 15, 2019

Thomas E. Wirth
Chief Financial Officer
BRANDYWINE REALTY TRUST
2929 Walnut Street
Suite 1700
Philadelphia, PA 19104

       Re: BRANDYWINE REALTY TRUST
           Form 10-K for the year ended December 31, 2018
           Filed February 22, 2019
           File No. 001-09106

Dear Mr. Wirth:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Financial Statements
Note 3. Real Estate Investments, page F-29

1. With note your disclosure relating to your acquisition of complete ownership of the Austin
      Portfolio. Please tell us how you considered the requirements of Items
2.01 and 9.01)(a)-
      (b) of Form 8-K with respect to this acquisition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 with any questions.
 Thomas E. Wirth
BRANDYWINE REALTY TRUST
August 15, 2019
Page 2

                                       Sincerely,
FirstName LastNameThomas E. Wirth
                                       Division of Corporation Finance
Comapany NameBRANDYWINE REALTY TRUST
                                       Office of Real Estate and
August 15, 2019 Page 2                 Commodities
FirstName LastName